Russel Metals Inc.
Management's Discussion and Analysis
For The Three Months Ended March 31, 2004

The following management's discussion and analysis of financial condition and results of operations of Russel Metals Inc. and its subsidiaries (Russel Metals or the Company) provides information to assist the reader and should be read in conjunction with the Interim Consolidated Financial Statements for the three months ended March 31, 2004 and 2003 and the Management's Discussion and Analysis and the audited Consolidated Financial Statements for the year ended December 31, 2003, including the notes thereto, contained in the Company's fiscal 2003 annual report of the Company.  In the opinion of management such interim information contains all adjustments necessary for a fair presentation of the results for such periods.  The results of operations for the periods shown are not necessarily indicative of what the Company's results will be for the full year.  Statements contained in this document that relate to Russel Metals' beliefs or expectations as to certain future events are not statements of historical fact and are forward-looking statements.  Russel Metals cautions readers that there are important factors, risks and uncertainties, including but not limited to economic, competitive and governmental factors affecting Russel Metals' operations, markets, products, services and prices that could cause the Company's actual results, performance or achievements to be materially different from those forecasted or anticipated by Russel Metals in such forward-looking statements.  All dollar references in this report are in Canadian dollars unless otherwise stated.

This Management's Discussion and Analysis includes a number of measures that are not defined by generally accepted accounting principles (GAAP) and may not be comparable to similar measures presented by other companies.  The Company believes these measures are commonly employed to measure performance in industry and are used by analysts, investors, lenders and other interested parties to evaluate financial performance, and the ability of the Company to incur and service debt to support the business activities.

The measures used by the Company are specifically defined where they are first used in this Management's Discussion and Analysis but generally the Company adjusts earnings measures to exclude, net of tax, foreign exchange gains or losses, restructuring costs related to the rationalization of acquisitions, debt restructuring costs and discontinued operations.  The Company has completed several acquisitions in the last three years, which have resulted in restructuring costs for the Russel Metals branches closed.  These costs have been excluded because they do not impact the ongoing profitability of the Company.

While the non-GAAP measures are helpful supplemental information they should not be considered in isolation as an alternative to net income, cash flows generated by operating, investing or financing activities or other financial statement data presented under generally accepted accounting principles.

Overview

Russel Metals is one of the largest metal distribution companies in North America based on revenues and tons sold.  The Company conducts business primarily in three metals distribution business segments: service centers; energy sector related pipe, tube, valves and fittings; and steel import/export.

The first quarter was an extraordinary quarter by all measures.  The long-term debt of the Company was completely refinanced at significantly lower interest rates, fixed for ten years.  The capital structure was solidified with the redemption of the Company's preferred shares and the issue of 5,750,000 common shares at gross proceeds of $9.00 per share.

The unprecedented rate of increase in the price of steel, including the inventory surcharges, has led to temporary inventory holding gains and the Company reported earnings per share of $0.53 after the costs for the early redemption of debt which totaled $0.18 per share net of tax.

The increase in the price of steel also impacted the Company's balance sheet with significant increases in accounts receivable and inventory, which is discussed in more detail below in the liquidity section.

Results of Operations

The following table provides operating profits from continuing operations, which excludes interest expense and restructuring costs.  The corporate expenses included are not allocated to specific operating segments.  The gross margins (revenue minus cost of sales) as a percentage of revenues for the operating segments are also shown.  The table shows the segments as they are reported to management and they are consistent with the segmented reporting in the Interim Consolidated Financial Statements.

	Quarters Ended March 31,

			2004
			Change
(in thousands of dollars,			as a %
except percentages)	2004	2003	of 2003

Segment Revenues
Service center distribution	$ 338,042	$ 194,213	74.1%
Energy sector distribution	96,123	83,789	14.7%
Steel import/export	79,786	87,669	(9.0%)
Other	1,852	1,350	37.2%

	$ 515,803	$ 367,021	40.5%

Segment Operating Profits
Service center distribution	$ 41,405	$ 6,072	581.9%
Energy sector distribution	7,727	4,167	85.4%
Steel import/export	15,298	3,650	319.1%
Other	(564)	(970)	41.9%
Corporate expenses	(4,343)	(2,358)	(84.2%)

Operating profits from continuing operations	$ 59,523	$ 10,561	463.6%

Segment Gross Margins
as a % of Revenues
Service center distribution	32.2%	26.0%
Energy sector distribution	14.7%	11.8%
Steel import/export	26.9%	9.9%
Total	28.1%	18.8%

Segment Operating Profits
as a % of Revenues
Service center distribution	12.2%	3.1%
Energy sector distribution	8.0%	5.0%
Steel import/export	19.2%	4.2%

Total	11.5%	2.9%

Service Center Distribution

a)             Description of operations

The Company provides processing and distribution services to a broad base of more than 18,000 end users through a network of 58 Canadian locations.  In addition, the Company has 4 U.S. locations.  The Company's network of service centers carries a broad line of products in a wide range of sizes, shapes and specifications, including carbon hot rolled and cold finished steel, pipe and tubular products, stainless steel and aluminum. Russel Metals purchases these products primarily from steel producers in North America and processes and packages them in accordance with end user specifications. The Company services all major geographic regions of Canada and the Midwest region of the United States.  Within Canada, the service centers operate under the names Russel Metals, Métaux Russel, Drummond McCall, A. J. Forsyth, Acier Leroux, Acier Dollard, Acier Loubier, Ennisteel, Leroux Steel, Russel Leroux, Poutrelles Delta and Vantage Laser. Heavy gauge flat rolled operations are conducted by B&T Steel and McCabe Steel, both located near Hamilton, Ontario. Russel Metals' U.S. service center operations are conducted under the names Russel Metals Williams Bahcall and Baldwin International.  The Williams Bahcall operations focus primarily on the distribution of general line carbon products through three facilities in Wisconsin. Baldwin International distributes specialty alloy products from its facility in Ohio.

On July 3, 2003, the Company completed its acquisition of Acier Leroux inc.  Acier Leroux was a publicly traded company with sales of approximately $471 million for the year prior to the acquisition date.  Sales from Acier Leroux's Canadian operations for such period were approximately $401 million.  The balance of the revenue was from its U.S. operations, which the Company discontinued effective as at the time it acquired Acier Leroux.

The Russel Metals results for the first quarter of 2003 do not include any Acier Leroux results.  The U.S. operations, which consists of one location which the Company expects to sell in 2004, are reported as discontinued operations and thus are not included in the service center segment.

b)             Factors affecting results

The following is a general discussion of the significant factors affecting service center results.  More specific information on how these factors impacted the first quarter of 2004 and 2003 is found in the section that follows.

Steel pricing fluctuates significantly throughout the business cycle.  Steel prices are influenced by overall demand, trade sanctions and by product availability.  Product availability is affected by supply side management practised by steel producers in North America, and international supply and demand which impacts steel imports.  Trade sanctions are initiated either by steel mills or governmental agencies in North America, and less directly worldwide.  Over the last several years steel prices have been extremely volatile.

Demand is significantly affected by economic cycles with revenues and operating profit fluctuating with the level of general business activity in the markets serviced.  The Company is most impacted by the manufacturing, resource and construction segments of the Canadian economy.  Demand has been very stable over the last several years.

Canadian steel service centers, which represent a large portion of the service center distribution segment operations, are particularly affected by regional general economic conditions.  The Company has operations in all regions of Canada and believes that it has a national market share of approximately 24%.  This large market share and our diverse customer base of approximately 18,000 customers means the Company's results should mirror the performance of the regional economies.

c)         Service center segment results -- Three Months Ended

            March 31, 2004 compared to Three Months Ended

            March 31, 2003

Revenue for the first quarter of 2004 increased $143.8 million due to the acquisition of Acier Leroux and the increased price of steel.  The Company has merged the operations of Acier Leroux with that of its own and thus the impact of the acquisition on revenues can only be estimated.  The Company estimates that approximately 65% of the revenue increase relates to the acquisition of Acier Leroux and that gross margin percentages and segment operating profits as a percentage of revenue for the Acier Leroux operations are similar to that of the service center segment.

In January 2004, steel mills initiated raw material surcharges due to the sharp price increases in scrap metal and other input costs, that has caused the price of steel to increase substantially.  These charges, which are being applied to most of the service center carbon steel products, increased from $25.00 to $30.00 per ton in January 2004 to over $100 per ton in March 2004.

The service center segment has the centralized information systems necessary to manage change in the volatile steel sector.  Its focus is on inventory management and gross margin generation.  Rising steel prices create inventory holding gains, as demonstrated in the first quarter of 2004, and declining prices result in inventory holding losses.  The Company uses average cost for inventory.  The Company has estimated that its operating profit for the first quarter of 2004 includes a before tax inventory holding gain of $20 million.  This amount is an estimate based on the best information available to the Company.  The Company is unable to quantify with precision these inventory holding gains or losses due to the complexity of its over 60 service center locations, which buy and sell over 14,000 different SKU's but believes that its estimate is reasonable in the circumstances.

The Company estimates that the average selling price per ton, for its product mix in the service center segment, has increased approximately 14.8% for the first quarter of 2004 compared to the first quarter of 2003. The increase in average selling price for the first quarter of 2004 versus the fourth quarter of 2003 is approximately 17.1%.

Based on a comparison of inventory at March 31, 2004 to inventory at December 31, 2003, the average cost per ton of inventory has increased approximately 12.1%.  The steel mills have announced increased steel prices either by raw material surcharges, price increases or both through to May 2004.  Based on this information, the Company anticipates inventory holding gains and increased inventory values in the second quarter of 2004.  The Company believes that steel prices will peak in the second quarter of 2004.

The Company cautions readers that this large increase in steel prices, in the first quarter of 2004, may end with a sudden drop in prices.  The Company may incur material inventory holding losses or inventory write-downs to estimated market value if the decline is rapid and steep.  The Company believes its conservative inventory management approach will enable it to minimize, but not eliminate, the impact of a swift price decline.

Demand appears to be increasing based on tons sold in March 2004 versus tons sold in January 2004; however, increased demand has not contributed significantly to the increase in revenue or operating profit in the first quarter of 2004.

The change in the Canadian dollar versus the U.S. dollar is not a significant factor in the service center results as the value of sales in U.S. dollars is not significant and inventory is purchased for the Canadian operations from Canadian or U.S. suppliers based on a landed cost at the location in Canada.  The Company has not noticed a material impact on the purchasing decisions of its customers as a result of the stronger Canadian dollar.

Operating expenses in the service center segment have increased significantly primarily as a result of the Acier Leroux acquisition.

The average sales dollar per invoice for the first quarter of 2004 was $1,556 compared to the average for the 2003 year of $978.  A significant portion of service center operating expense per order is fixed resulting in operating profit increases relating to the increase in order value.

Service center operating profits in the first quarter of 2004 increased $35.3 million or 582% compared to the first quarter of 2003.

Energy Sector Distribution

a)             Description of operations

These operations distribute pipe, tube, valves and fittings, primarily to the energy sector in Western Canada and the Western United States, from 5 Canadian and 2 U.S. locations. Russel Metals purchases these products either from the pipe processing arms of North American steel mills or from independent manufacturers of pipe and pipe accessories. The energy sector operates under the names Comco Pipe and Supply Company, Fedmet Tubulars, Triumph Tubular & Supply, Pioneer Pipe and Spartan Steel.

b)             Factors affecting results

The following is a general discussion of the factors affecting our energy sector operations. More specific information on how these factors impacted the first quarter of 2004 and 2003 is found in the section that follows.

Demand is significantly affected by oil and gas pricing, which impacts oil rig count and subsequent drilling activities particularly in Western Canada.  Oil and gas pricing has been relatively high for the period from 2001 to March 2004.  The drilling activity rose to levels commensurate with this pricing during the second half of 2003 and has continued to March 2004.

Canadian operations are affected by the U.S. dollar exchange rate since some products are sourced outside Canada and are priced in U.S. dollars.  The effect of the appreciation of the Canadian dollar was offset by rising metal prices.

Pricing is influenced by overall demand, trade sanctions and by product availability.  Trade sanctions are initiated either by steel mills or Governmental Agencies in North America.  Trade sanctions have not been a factor for pipe products in the last three years.

c)              Energy sector distribution results -- Three Months Ended

                 March 31, 2004 compared to Three Months Ended

                 March 31, 2003

Stable oil and gas pricing and more rig activity during the first quarter of 2004 compared to the first quarter of 2003 have resulted in some volume increases for the oil country tubular goods (OCTG) operations in Western Canada and the Western United States.  The early spring thaw tempered this activity somewhat in the month of March 2004.  These operations are seasonal and the Company expects that during the next six months they will experience lower volumes.

Energy sector operating profits increased by 85.4% in the first quarter of 2004, compared to the first quarter of 2003 due to higher volumes in the OCTG operations and higher metal prices resulting in the realization of inventory holding gains.

Steel Import/Export

a)             Description of operations

Russel Metals' steel import/export business primarily imports foreign steel products into Canada and the United States.  It also exports steel from Canada and the United States.  The international presence provides the Company's other business segments with valuable insight regarding international pricing trends and their potential impact on steel markets in North America.

The main steel products sourced by the import/export operations are structural beam, plate, coils, pipe and tubing.  The operations in this sector are Wirth Steel and the Sunbelt Group.

b)             Factors affecting results

This section discusses the general factors affecting our import/export operations.  More specific information on how these factors impacted the first quarter of 2004 and 2003 is found in the section that follows.

Steel pricing is influenced by overall demand, trade sanctions and by product availability both domestically and worldwide.  Trade sanctions are initiated either by steel mills or Governmental Agencies in North America.  Mill capacity by product line in North America and international supply and demand, impacts steel imports and significantly affects product availability.

The Canadian import/export operations are affected by movement in the U.S. dollar since purchases of inventory are mainly in U.S. dollars.  The effect of the strengthening of the Canadian dollar was offset by rising metal prices.

c)         Steel import/export results -- Three Months Ended

            March 31, 2004 compared to Three Months Ended

March 31, 2003

Steel import/export volumes have been impacted by a lack of supply due to high demand in the Far East and the lower U.S. dollar compared to other countries.  The import operations have realized significant inventory holding gains on inventory on hand and inventory ordered prior to the January 2004 raw material surcharge added by the North American mills. The gross margin achieved in the quarter is the highest the Company has ever experienced in the import operations due to the rapid increase in the price of steel in North America.

Operating expenses have increased slightly due to expenses related to highly variable compensation plans that are affected by operating profits.

Other --Three Months Ended March 31, 2004 compared to

Three Months Ended March 31, 2003

Other revenue and income represents the results of the Company's coal handling terminal in Thunder Bay.  Revenue in the first quarter of 2004 was higher than 2003 due to increased coal volumes.  The higher volumes resulted in a slightly lower loss from operations.  The first quarter is seasonally unprofitable due to the closure of shipping traffic in the winter months.

Consolidated Results --Three Months Ended March 31, 2004

compared to Three Months Ended March 31, 2003

The following table discloses earnings from continuing operations net of income taxes, other costs net of income taxes and discontinued operations net of income taxes.  Earnings per common share are disclosed to assist the reader in determining results from ongoing operations.

	Quarters Ended March 31,
(in thousands of dollars, except per share data)	2004	2003

Operating profits from continuing operations	$ 59,523	$ 10,561
Interest expense	(5,198)	(5,104)
Income tax expense on above	(20,047)	(2,137)
Earnings from continuing operations before other costs	34,278	3,320

Other costs
Restructuring costs	(832)	-
Debt redemption costs	(11,310)	-
Foreign exchange gain	-	348
Income taxes recoverable (expense) on other costs	3,222	(129)
	(8,920)	219

Earnings from continuing operations	25,358	3,539

Loss from discontinued operations	(54)	-

Net earnings	$ 25,304	$ 3,539

Basic earnings per common share from
continuing operations before other costs	$ 0.73	$ 0.07

Basic earnings per common share from
continuing operations	$ 0.54	$ 0.08

Basic earnings per common share
after discontinued operations	$ 0.53	$ 0.08

Operating profits from continuing operations before other costs were $59.5 million in the first quarter of 2004, compared to $10.6 million for the first quarter of 2003.  The sharp increase in metal prices resulting in inventory holding gains was the most significant contributor to this increase.

Interest Expense and Debt Redemption Costs

During the first quarter of 2004, the Company restructured its long-term debt at rates that significantly reduce the interest costs for future periods.

The Company issued US$175 million of 6.375% Senior Notes due March 1, 2014.  As of June 1, 2004 all other long-term debt will have been redeemed.

The Company also entered into fixed interest cross currency swaps on US$100 million of the 6.375% Senior Notes to eliminate the future exchange exposure on the unhedged US$100 million of the 6.375% Senior Notes.

After completing the redemption of the remaining 10% Senior Notes on June 1, 2004, the Company estimates its quarterly interest cost of long-term debt to be $3.9 million.  This interest expense includes a 60% component, which has been fixed in Canadian dollar terms by the swap and a 40% component that will float with the average exchange rate in the quarter.  The $3.9 million estimate is based on an average exchange rate of $1.318 per US$1.00 experienced in the first quarter.  The currency swaps result in an interest cost of $0.3 million per quarter, which is included in the estimated interest expense of $3.9 million.

The following table shows the components of interest expense.

	Quarters Ended March 31,
(in thousands of dollars)	2004	2003

Interest on long-term debt
6.375% Senior Notes	$ 1,449	$ -
10% Senior Notes	2,473	4,376
8% Convertible Debentures	557	593
	4,479	4,969
Other interest	719	135
Total interest	$ 5,198	$ 5,104

On February 23, 2004, the Company redeemed US$95.5 million of its 10% Senior Notes at $1,072.50 per $1,000 unit.  The $72.50 per unit as well as the deferred costs related to the debt redeemed resulted in a charge of $11.3 million in the first quarter of 2004.

The remaining US$20.1 million of 10% Senior Notes will be redeemed on June 1, 2004 at $1,050 per $1,000 unit.  The $50.00 per unit and the remaining deferred costs will result in a charge of $1.8 million in the second quarter of 2004.  The long-term debt interest expense in the second quarter of 2004 will include approximately $0.4 million related to the outstanding 10% Senior Notes.

On March 26, 2004, the Company redeemed its 8% Subordinated Debentures.

On March 22, 2004, the Company redeemed its 7.5% preferred shares, eliminating the after tax payment of $0.6 million in dividend per quarter.

Restructuring Costs

The rationalization of duplicate Acier Leroux and Russel Metals operations in Eastern Canada has impacted certain Russel Metals locations.  Russel Metals' locations are incurring restructuring costs related to plant closures, employee severances and inventory moves.  Generally accepted accounting principles in Canada and the U.S. require that these charges be included in the income statement in the period that they occur.  Rationalization costs related to the Acier Leroux facilities have been charged to goodwill.  During the first quarter of 2004, the Company recorded a charge of $832,000 related to restructuring at the Russel Metals locations.  The Company anticipates restructuring charges or income will continue to be reported in subsequent quarters related to the restructuring of the Ontario region of Russel Metals not completed at March 31, 2004, operating costs related to facilities held for sale and a potential gain on the sale of assets held.  The Maritimes and Quebec restructuring is substantially completed.

Income Tax

Income taxes for the first quarter of 2004 were $16.8 million compared to $2.3 million in the first quarter of 2003 due to higher earnings.

The income tax rate of 39.9% was higher than the average combined statutory rate.  The income tax on earnings from continuing operations was 36.9%, which is in line with the average combined statutory rate.  The tax recovery on other costs was only 26.5% due to the non-deductibility for tax purposes of certain items.

Earnings

Earnings from continuing operations for the first quarter of 2004 were $25.4 million compared to $3.5 million for the first quarter of 2003.  Basic earnings per common share from continuing operations for the first quarter of 2004 were $0.54 compared to $0.08 for the first quarter of 2003.

Net loss from discontinued operations was $54,000 for the quarter.  The loss relates to the U.S. operations of Acier Leroux.  Russel Metals announced it would discontinue the U.S. operations of Acier Leroux at the time the Company made its offer to purchase Acier Leroux.  All U.S. branches except Plattsburgh, New York have been closed and the related facilities sold.

The weighted average number of common shares outstanding for the first quarter of 2004 was 46,199,719 compared to 38,080,041 for the first quarter of 2003.  The increase relates to the 3,546,874 common shares issued on the acquisition of Acier Leroux in July 2003, the issue of 5,750,000 common shares in February 2004 and employee stock options exercised during 2003 and 2004.  The number of common shares outstanding at March 31, 2004 was 48,971,142.

EBITDA and Adjusted EBITDA

The following table shows the reconciliation of GAAP earnings from continuing operations to EBITDA and Adjusted EBITDA:

	Quarters Ended		Twelve Months
	March 31,		Ended March 31,
(in thousands of dollars)	2004	2003	2004	2003

Earnings from continuing operations	$25,358	$ 3,539	$41,106	$29,261
Income taxes	16,825	2,266	27,858	18,259
Interest expense-net	5,198	5,104	22,894	20,297
Earnings before interest and income taxes (EBIT)	47,381	10,909	91,858	67,817
Depreciation and amortization	4,703	3,616	17,589	14,943
Earning before interest, income taxes, depreciation and amortization (EBITDA)	52,084	14,525	109,447	82,760
Debt redemption costs	11,310	-	11,310	-
Restructuring costs	832	-	4,415	2,749
Goodwill impairment	-	-	2,410	-
Foreign exchange gain	-	(348)	-	(618)
Adjusted EBITDA	$64,226	$14,177	$127,582	$84,891

Management believes that EBITDA and Adjusted EBITDA may be useful in assessing our operating performance and as an indicator of our ability to service or incur indebtedness, make capital expenditures and finance working capital requirements.  The items excluded in determining EBITDA and Adjusted EBITDA are significant in assessing our operating results and liquidity.  Therefore, EBITDA and Adjusted EBITDA should not be considered in isolation or as an alternative to cash from operating activities or other combined income or cash flow data prepared in accordance with Canadian GAAP.

Adjusted EBITDA to Interest Expense Ratio

	Quarters		Twelve Months
(in thousands of dollars,	Ended March 31,		Ended March 31,
except ratios)	2004	2003	2004	2003

EBITDA	$52,084	$14,525	$109,447	$82,760
Adjusted EBITDA	64,226	14,177	127,582	84,891
Interest expense	5,198	5,104	22,894	20,297
EBITDA to interest expense	10.0x	2.8x	4.8x	4.1x
Adjusted EBITDA to interest expense	12.4x	2.8x	5.6x	4.2x

The EBITDA and the Adjusted EBITDA to interest expense ratios are provided to assist readers in determining the ability of Russel Metals to generate cash from operations to cover its financial charges, income taxes and items not considered to be in the ordinary course of business.

Accounting Policies and Estimates

a)             Change in Accounting Policies

During the first quarter of 2004, the Company adopted the following policies:

The Company adopted the new accounting guidelines, ACG-13, Hedging Relationships.  This guideline sets out the requirements for the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting.  The Company has applied this standard to the fixed interest cross currency swaps entered into on February 20, 2004 in order to hedge the last US$100 million of its US$175 million Senior Notes.  In addition, this standard has been applied to the Company's other hedging relationships.

The Company prospectively adopted the new CICA Handbook section 1100, Generally Accepted Accounting Principles.  This standard establishes what constitutes Canadian generally accepted accounting standards and provides guidance on the GAAP hierarchy.  The Company will follow the Canadian pronouncements for accounting treatment and if nothing has been released on a specified area will follow information published in the U.S standards if applicable.

The Company adopted the new CICA Handbook section 3110, Asset Retirement Obligations.  This standard establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement cost.  The Company has certain significant asset retirement obligations relating to its land lease for its Thunder Bay Terminal operations.  The landlord has the option to retain the facilities or to require the Company to remove them.  The Company has determined the probability-weighted cost of removal, as required by the standard, is not material.

b)             Other

The preparation of the Company's financial statements requires management to make estimates and judgements that affect the reported amounts.  On an ongoing basis, the Company evaluates its estimates, including those related to bad debts, inventory obsolescence, useful lives of fixed assets, income taxes, restructuring costs, pensions and other post-retirement benefits, environmental, contingencies and litigation.  The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

The Company's most significant assets consist of accounts receivable and inventory.  The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments.  If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.  The Company reviews its inventory for obsolescence and to ensure that the cost of inventory is not in excess of the estimated market value.  Inventory reserves or write-downs are recorded, if required.

Capital Expenditures

Capital expenditures in the first quarter of 2004 were $6.7 million compared to $4.2 million in the first quarter of 2003.  Approximately $4.6 million of these expenditures in 2004 were for the completion of the new B&T Steel facility and the restructuring of facilities related to the Russel Metals and Acier Leroux merger.

Russel Metals' normal capital expenditures are mainly related to maintenance capital, the purchase of additional processing equipment across a broad base of the operations and upgrades to its existing facilities and computer systems.

Depreciation expense was $4.4 million in the first quarter of 2004 and $3.3 million in the first quarter of 2003.  The increase in depreciation relates to the depreciation on the assets of Acier Leroux and the new B&T Steel facility opened in the first quarter of 2004.  Depreciation expense will be higher in 2004 than 2003 due to higher fixed assets for the full year.

Liquidity

Russel Metals stresses working capital management to ensure working capital is minimized and leverage reduced over the economic cycle.

The metals distribution business experiences significant swings in cash flow to fund working capital.  Inventory and accounts receivable represent over 70% of the total assets employed by the Company and vary with the cycle.  At March 31, 2004 they represented 74%.  The existing bank credit facilities are used to fund the growth in working capital caused by demand or steel price increases, which require higher inventory and accounts receivable levels to support the higher activity levels.  Based on the Company's recent experience, a $100 million increase in revenues would require approximately $30 million of net working capital to support the higher activity levels.  The increased price of steel during the first quarter of 2004 resulted in a utilization of non-cash working capital of $55.3 million on an annualized revenue increase of approximately $400 million.  We anticipate a further use of non-cash working capital as we replace the inventory with higher priced steel.  When the demand weakens, or the price of steel declines, cash is generated from the reduction of inventory and lower accounts receivable levels.  This cash is used to reduce the borrowings under the bank credit facilities.

The balances disclosed in the consolidated cash flow statements are adjusted to remove the non-cash component related to foreign exchange rate changes impacting inventory, accounts receivable, accounts payable and income tax balances of the U.S. operations.

The Company monitors its inventory turns to ensure it reduces inventory as demand declines.  The turns improve as demand and pricing increases and this is evident from the first quarter of 2004 results.  Turns have improved in all segments as inventory levels are being closely managed in anticipation of a price decline.

	Quarters Ended,
Inventory Turns	Mar 31,	Dec 31,	Sep 30,	Jun 30,	Mar 31,
	2004	2003	2003	2003	2003

Service center distribution	4.6	4.0	4.3	4.5	4.4
Energy sector distribution	4.4	3.1	4.1	3.9	4.2
Steel import/export	5.6	7.1	5.1	4.0	4.2

Total	4.7	4.1	4.3	4.2	4.3

Inventory turns are calculated using the cost of sales for the quarter annualized divided by the ending inventory position.

Russel Metals' service center inventory turns can be compared with the service center industry turns estimated to be 4.0 for the three months ended February 29, 2004 as derived from the monthly Metals Activity Report published for the United States by the Metals Service Center Institute.  It is management's goal to achieve service center inventory turns at higher levels than the industry norm.

The other major components of working capital are accounts receivable and accounts payable.  Accounts receivable have increased $92.4 million related to increase sales in the first quarter of 2004.  Accounts payable increased $48.4 million related to higher inventory purchases, which represents a source of funds during the first quarter of 2004.

The Company utilized cash of $6.7 million on capital expenditures and $4.5 million on common and preferred share dividends.  During the first quarter of 2003, the Company utilized cash of $4.2 million on capital expenditures and $3.2 million on common and preferred share dividends. The purchase of fixed assets is projected to be between $15 and $20 million annually.  The Company increased the quarterly common share dividend to $0.10 in 2004, which represents an annual dividend of $19.6 million.  In the first quarter of 2004, dividends of $0.6 million were paid on the preferred shares prior to redemption on March 22, 2004.

Debt and Credit Facilities

During the first quarter of 2004, the Company issued approximately $51.8 million of common shares and US$175 million 6.375% Senior Notes due in 2014.  The net proceeds have been used to redeem US$95.5 of the 10% Senior Notes, the $30 million 8% debentures, the Company's outstanding preferred shares of $30 million and to pay down the bank facility.  As a result of the debt redemptions and upon the redemption of the remaining 10% Senior Notes on June 1, 2004 the Company will have no principal payments due until 2014.

The Company manages its cash position based on bank borrowings net of cash.  The bank credit facilities table provides the split between loans and cash on deposit.

Bank Credit Facilities
	Russel	U.S.
	Metals	Subsidiary
($ millions)	Facility	Facility	Total
Bank loans	$ -	$ -	$ -
Outstanding cheques (on deposit)	3.9	(1.2)	2.7
Net borrowings (cash)	3.9	(1.2)	2.7
Letters of credit	23.6	16.5	40.1
	$ 27.5	$ 15.3	$ 42.8
Facility availability	$ 253.8	$ 45.9	$ 299.7

Russel Metals has a bank credit facility with a syndicate of Canadian and U.S. banks.  The $253.8 million credit facility expires on June 19, 2005.  The Company may extend this facility with the consent of the banks.  The Company is currently discussing with the banks the renewal of this facility and may reduce the facility to $200 million to reduce standby fees on unused availability.  Russel Metals is entitled to borrow under this facility, on a revolving basis, up to an amount equal to the sum of specified percentages of eligible accounts receivable and inventories, to a maximum of $253.8 million.  At March 31, 2004, Russel Metals was entitled to borrow $253.8 million, including letters of credit under this facility.  At March 31, 2004, Russel Metals had no borrowings and had $23.6 million in letters of credit under this facility.  At March 31, 2003, Russel Metals had borrowings of $0.9 million and $6.7 million in letters of credit under this facility.

In addition, certain U.S. subsidiaries of Russel Metals have their own one-year bank credit facility.  The maximum borrowing under this facility is US$35.0 million.  At March 31, 2004, these subsidiaries had no borrowings and letters of credit of US$12.6 million.  At March 31, 2003, these subsidiaries had borrowings of US$10.4 million and letters of credit of US$3.0 million.

Cash generated from operating activities before working capital changes has averaged $45.0 million over the last three years.  The cash generated from operating activities combined with the unutilized bank facilities of approximately $257 million at March 31, 2004 is projected to be sufficient to fund interest obligations and fixed asset purchases with the balance available to fund working capital expansion.  During the first quarter the rapid growth in sales required additional working capital funding of $55.3 million.  The increased profitability and existing credit facilities enabled the Company to finance this growth.  These available funds provide the Company with the ability to fund the working capital necessary to support up to a $500 million increase in revenues, which management feels is sufficient for any foreseeable pick-up in the economy.

The Company has made several acquisitions over the last three years and believes it can continue to grow by acquisition.  Russel Metals believes it has the ability to fund these acquisitions through the utilization of the existing bank facilities and the issuance of new equity, if required.  Due to the high level and quality of accounts receivable and inventory the Company could also select to finance working capital growth and acquisitions through an asset-backed facility.

Contractual Obligations

As at March 31, 2004, the Company was contractually obligated to payments under its long-term debt agreements and operating lease obligations that come due during the following periods.  The long-term debt interest and lease obligations represent annual amounts to December 31, 2004.  The long-term debt maturities includes the announced redemption of US$20.1 million of 10% Senior Notes on June 1, 2004.

	Long-Term Debt	Long-Term	Lease
(in thousands of dollars)	Maturities	Debt Interest	Obligations	Total
2004	$ 26,614	$ 17,028	$ 8,862	$ 52,504
2005	-	15,686	8,054	23,740
2006	-	15,686	5,991	21,677
2007	-	15,686	4,347	20,033
2008	-	15,686	3,425	19,111
2009 and beyond	229,337	80,997	6,705	317,039
Total	$ 255,951	$ 160,769	$ 37,384	$454,104

Off-Balance Sheet Arrangements

The Company does not have any material off-balance sheet arrangements other than the letters of credit referred to in the bank credit facilities table and operating lease obligations disclosed in the table above.

The Company has multiple defined benefit pension plans in Canada, as disclosed in Note 14 to the 2003 annual financial statements included in the annual report.  The Company expects to contribute approximately $2.3 million to these plans during 2004.

Share Capital

During the first quarter of 2004, the Company issued 5,750,000, common shares in public offering in Canada and 197,800 common shares upon the exercise of employee stock options.

As at April 26, 2004, the Company had 48,971,142 common shares outstanding.

Vision and Strategy

The metals distribution business is a segment of a mature, cyclical industry.  The use of distributors by both manufacturers and end users of steel continues to grow.  This is evidenced by the growth in the percentage of total steel shipments from steel producers to distributors.  As the distribution segment's share of steel industry shipments continues to grow, steel distributors such as Russel Metals can grow their business over the course of a cycle.

Russel Metals strives to deal with the cyclical nature of the business by operating with the lowest possible net assets throughout the course of a cycle.  In addition, its aim is to be more profitable through the various successive peaks and troughs as the steel cycles progress.  In order to achieve this, management emphasizes profitability rather than revenue growth.  This intensive asset management reduces borrowings and therefore interest expense in declining periods in the economic cycle and creates higher more stable returns on net assets over the course of the cycle.  Our conservative management approach creates relatively stronger trough earnings but could cause peak earnings to be somewhat muted.  Management strongly believes that it is more prudent to be profitable throughout a cycle, without the spikes in earnings caused by less emphasis on asset management, and have average earnings over the full range of the cycle in the top decile of the industry.

Growth from selective acquisitions is also a core management philosophy. The Company focuses on investment opportunities in businesses that have strong market niches or provide mass to existing Russel Metals operations.

In the energy and import/export segments, all of the business units in the Russel Metals group have significant operations in the market niche that they service. Consistent with our acquisition philosophy, any new acquisitions in these areas could likely be either major stand-alone operations or complements to existing operations.

In the future, we believe that the length of the steel-based economic cycle will continue to shorten and a management structure and philosophy that allows the fastest reaction to the changes will be the most successful.  The Company will continue to invest in business systems to enable faster reaction times to changing business conditions.  In addition, management believes the high level of service and flexibility provided by service centers will enable this distribution channel to capture an increasing percentage of total steel revenues to end users, allowing for increased growth within the sector.

Outlook

The Company has realized significant inventory holding gains resulting in higher than normal segment operating profits for the service center distribution and the import/export segments of its operations.  The rapid increase in steel prices has slowed in the second quarter of 2004; however, we have noticed an increase in demand.  The Company anticipates lower inventory holding gains in the second quarter versus the first quarter as the price of inventory on hand rises to the level of current purchases.

The Company has concerns related to the high price of steel and whether this level will be maintained long-term due to the potential negative impact on the operations of its customers.  The Company anticipates it will realize inventory holding losses or write-downs when prices drop.  The timing and extent of future price changes and their impact on the Company cannot be predicted with any certainty.  However, the Company is very sensitive to the risks associated with current pricing levels and is managing its inventory levels accordingly.

The Company expects that the energy distribution sector will see lower volumes during the next two quarters due to its normal seasonal decline and then improve in the fourth quarter.

On a more positive note, the debt and capital restructuring undertaken during the first quarter of 2004 has reduced interest costs for the future.  The second quarter results are projected by management to be $0.50 to $0.65 per common share from continuing operations excluding restructuring and debt redemption costs.  This estimate is based on current demand levels and steel pricing policies for the mills announced for May.  There is very limited visibility of what the results will be for the second half of 2004.

Dated April 26, 2004.